SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.)1

Pennsylvania Real Estate Investment Trust

(Name of Issuer)

7.375% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share

7.20% Series C Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share

6.875% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share

(Title of Class of Securities)

709102503

709102602

709102701

(CUSIP Number)

CHRISTOPHER SWANN

CYGNUS CAPITAL, INC.

3060 Peachtree Road NW, Suite 1080

Atlanta, Georgia 30305

(404) 465-3685

ELIZABETH GONZALEZ- SUSSMAN, ESQ.,

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 31, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

___________________________

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 709102503, 709102602, 709102701

1	NAME OF REPORTING PERSON

Cygnus Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING PERSON WITH		77,450 shares of Series B Preferred Stock 97,925 shares of Series C Preferred Stock 94,210 shares of Series D Preferred Stock
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

77,450 shares of Series B Preferred Stock 97,925 shares of Series C Preferred Stock 94,210 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

77,450 shares of Series B Preferred Stock 97,925 shares of Series C Preferred Stock 94,210 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2% of the outstanding shares of Series B Preferred Stock 1.4% of the outstanding shares of Series C Preferred Stock 1.9% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 709102503, 709102602, 709102701

1	NAME OF REPORTING PERSON

Cygnus Property Fund IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING PERSON WITH		35,362 shares of Series B Preferred Stock 62,500 shares of Series C Preferred Stock 16,500 shares of Series D Preferred Stock
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

35,362 shares of Series B Preferred Stock 62,500 shares of Series C Preferred Stock 16,500 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,362 shares of Series B Preferred Stock 62,500 shares of Series C Preferred Stock 16,500 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0% of the outstanding shares of Series B Preferred Stock Less than 1% of the outstanding shares of Series C Preferred Stock Less than 1% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 709102503, 709102602, 709102701

1	NAME OF REPORTING PERSON

Cygnus Property Fund V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING PERSON WITH		147,802 shares of Series B Preferred Stock 210,479 shares of Series C Preferred Stock 165,000 shares of Series D Preferred Stock
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

147,802 shares of Series B Preferred Stock 210,479 shares of Series C Preferred Stock 165,000 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

147,802 shares of Series B Preferred Stock 210,479 shares of Series C Preferred Stock 165,000 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3% of the outstanding shares of Series B Preferred Stock 3.1% of the outstanding shares of Series C Preferred Stock 3.3% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 709102503, 709102602, 709102701

1	NAME OF REPORTING PERSON

Cygnus Property Fund VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING PERSON WITH		41,485 shares of Series B Preferred Stock 71,781 shares of Series D Preferred Stock
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

41,485 shares of Series B Preferred Stock 71,781 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,485 shares of Series B Preferred Stock 71,781 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2% of the outstanding shares of Series B Preferred Stock 1.4% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 709102503, 709102602, 709102701

1	NAME OF REPORTING PERSON

Cygnus Capital Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING PERSON WITH		77,450 shares of Series B Preferred Stock 97,925 shares of Series C Preferred Stock 94,210 shares of Series D Preferred Stock
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

77,450 shares of Series B Preferred Stock 97,925 shares of Series C Preferred Stock 94,210 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

77,450 shares of Series B Preferred Stock 97,925 shares of Series C Preferred Stock 94,210 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2% of the outstanding shares of Series B Preferred Stock 1.4% of the outstanding shares of Series C Preferred Stock 1.9% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 709102503, 709102602, 709102701

1	NAME OF REPORTING PERSON

Cygnus General Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING PERSON WITH		77,450 shares of Series B Preferred Stock 97,925 shares of Series C Preferred Stock 94,210 shares of Series D Preferred Stock
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

77,450 shares of Series B Preferred Stock 97,925 shares of Series C Preferred Stock 94,210 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

77,450 shares of Series B Preferred Stock 97,925 shares of Series C Preferred Stock 94,210 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2% of the outstanding shares of Series B Preferred Stock 1.4% of the outstanding shares of Series C Preferred Stock 1.9% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 709102503, 709102602, 709102701

1	NAME OF REPORTING PERSON

Cygnus Capital Real Estate Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING PERSON WITH		224,649 shares of Series B Preferred Stock 272,979 shares of Series C Preferred Stock 253,281 shares of Series D Preferred Stock
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

224,649 shares of Series B Preferred Stock 272,979 shares of Series C Preferred Stock 253,281 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

224,649 shares of Series B Preferred Stock 272,979 shares of Series C Preferred Stock 253,281 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5% of the outstanding shares of Series B Preferred Stock 4.0% of the outstanding shares of Series C Preferred Stock 5.1% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 709102503, 709102602, 709102701

1	NAME OF REPORTING PERSON

Cygnus Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING PERSON WITH		302,099 shares of Series B Preferred Stock 370,904 shares of Series C Preferred Stock 347,491 shares of Series D Preferred Stock
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

302,099 shares of Series B Preferred Stock 370,904 shares of Series C Preferred Stock 347,491 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

302,099 shares of Series B Preferred Stock 370,904 shares of Series C Preferred Stock 347,491 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8% of the outstanding shares of Series B Preferred Stock 5.4% of the outstanding shares of Series C Preferred Stock 6.9% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 709102503, 709102602, 709102701

1	NAME OF REPORTING PERSON

Christopher Swann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING PERSON WITH		302,099 shares of Series B Preferred Stock 370,904 shares of Series C Preferred Stock 350,491 shares of Series D Preferred Stock
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

302,099 shares of Series B Preferred Stock 370,904 shares of Series C Preferred Stock 350,491 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

302,099 shares of Series B Preferred Stock 370,904 shares of Series C Preferred Stock 350,491 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8% of the outstanding shares of Series B Preferred Stock 5.4% of the outstanding shares of Series C Preferred Stock 7.0% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 709102503, 709102602, 709102701

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the following securities (collectively, the “Securities”) of Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust (the “Issuer”):

(a)	7.375% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share (the “Series B Preferred Stock”);

(b)	7.20% Series C Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share (the “Series C Preferred Stock”); and

(c)	6.875% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share (the “Series D Preferred Stock”).

The address of the principal executive offices of the Issuer is One Commerce Square, 2005 Market Street, Suite 1000, Philadelphia, Pennsylvania 19103.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Cygnus Opportunity Fund, LLC, a Delaware limited liability company (“Cygnus Opportunity”), with respect to the Securities owned directly by it;

(ii)	Cygnus Property Fund IV, LLC, a Delaware limited liability company (“Cygnus IV”), with respect to the Securities owned directly by it;

(iii)	Cygnus Property Fund V, LLC, a Delaware limited liability company (“Cygnus V”), with respect to the Securities owned directly by it;

(iv)	Cygnus Property Fund VI, LLC, a Delaware limited liability company (“Cygnus VI”), with respect to the Securities owned directly by it

(v)	Cygnus Capital Advisers, LLC, a Wyoming limited liability company (“Cygnus Capital”), as the investment adviser of Cygnus Opportunity;

(vi)	Cygnus General Partners, LLC, a Wyoming limited liability company (“Cygnus GP”), as the managing member of Cygnus Opportunity;

(vii)	Cygnus Capital Real Estate Advisors II, LLC, a Wyoming limited liability company (“Cygnus Property GP”), as the general partner and investment advisor of each of Cygnus IV, Cygnus V and Cygnus VI;

(viii)	Cygnus Capital, Inc., a Wyoming corporation (“Cygnus”), as the managing member of each of Cygnus Capital, Cygnus GP and Cygnus Property GP; and

CUSIP No. 709102503, 709102602, 709102701

(ix)	Christopher Swann, with respect to the Securities owned directly and indirectly by him, including as the President and CEO of Cygnus.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A to the Schedule 13D is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Cygnus. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of each of Cygnus Opportunity, Cygnus IV, Cygnus V, Cygnus VI, Cygnus Capital, Cygnus GP, Cygnus Property GP, Cygnus, and Mr. Swann is 3060 Peachtree Road NW, Suite 1080, Atlanta, Georgia 30305.

(c)       The principal business of each of Cygnus Opportunity, Cygnus IV, Cygnus V and Cygnus VI is investing in securities. The principal business of Cygnus Capital is serving as the investment adviser to Cygnus Opportunity. The principal business of Cygnus GP is serving as the general partner of Cygnus Opportunity. The principal business of Cygnus Property GP is serving as the general partner and investment adviser to each of Cygnus IV and Cygnus V. The principal business of Cygnus is serving as the managing member of each of Cygnus Capital, Cygnus GP and Cygnus Property GP.

(d)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Swann is a citizen of the United States of America. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Securities purchased by each of Cygnus Opportunity, Cygnus IV, Cygnus V and Cygnus VI were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 77,450 shares of Series B Preferred Stock, 97,925 shares of Series C Preferred Stock and 94,210 shares of Series D Preferred Stock beneficially owned by Cygnus Opportunity is approximately $735,472, $864,360 and $857,580, respectively, excluding brokerage commissions. The aggregate purchase price of the 35,362 shares of Series B Preferred Stock, 62,500 shares of Series C Preferred Stock and 16,500 shares of Series D Preferred Stock beneficially owned by Cygnus IV is approximately $329,830, $567,902 and $151,718, respectively, excluding brokerage commissions. The aggregate purchase price of the 147,802 shares of Series B Preferred Stock, 210,479 shares of Series C Preferred Stock and 165,000 shares of Series D Preferred Stock beneficially owned by Cygnus V is approximately $951,262, $1,326,313 and $1,140,027, respectively, excluding brokerage commissions. The aggregate purchase price of the 41,485 shares of Series B Preferred Stock and 71,781 shares of Series D Preferred Stock beneficially owned by Cygnus VI is approximately $324,544 and $557,997, respectively, excluding brokerage commissions.

CUSIP No. 709102503, 709102602, 709102701

The Securities purchased by Mr. Swann personally, including Securities held in an individual retirement account in Mr. Swann’s name, were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 3,000 shares of Series D Preferred Stock beneficially owned by Mr. Swann is approximately $171,317, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Securities based on the Reporting Persons’ belief that the Securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Securities at prices that would make the purchase or sale of Securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Securities in the open market, private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board and their advisors, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, the ownership structure, the structure, composition and skill sets of the Board and senior management or the operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of such securities, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)(b) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Securities, and percentage of the outstanding Securities, beneficially owned by each of the Reporting Persons, respectively. See rows (7) through (10) of the cover page to this Schedule 13D for the number of Securities as to which the Reporting Persons have the sole or shared power to vote or direct the vote of and sole or shared power to dispose or to direct the disposition of.

The aggregate percentage of Securities reported owned by each Reporting Person is based upon (i) 3,450,000 shares of Series B Preferred Stock outstanding, (ii) 6,900,000 shares of Series C Preferred Stock outstanding and (iii) 5,000,000 shares of Series D Preferred Stock outstanding as of September 30, 2021, as set forth on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021.

CUSIP No. 709102503, 709102602, 709102701

(c)       The transactions in the Securities during the past 60 days by certain of the Reporting Persons are set forth on Schedule B attached hereto and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Securities.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 10, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

As of the close of business on February 10, 2022, the Reporting Persons owned in the aggregate 1,635,466 of the Issuer’s shares of beneficial interest.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Cygnus Opportunity Fund, LLC, Cygnus Property Fund IV, LLC, Cygnus Property Fund V, LLC, Cygnus Property Fund VI, LLC, Cygnus Capital Advisers, LLC, Cygnus General Partners, LLC, Cygnus Capital Real Estate Advisors II, LLC, Cygnus Capital, Inc. and Christopher Swann, dated February 10, 2022.

CUSIP No. 709102503, 709102602, 709102701

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

Cygnus Opportunity Fund, LLC

By:	Cygnus General Partners, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund IV, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund V, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

CUSIP No. 709102503, 709102602, 709102701

Cygnus Property Fund VI, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital Advisers, LLC

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus General Partners, LLC

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital Real Estate Advisors II, LLC

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital, Inc.

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

/s/ Christopher Swann
Christopher Swann

CUSIP No. 709102503, 709102602, 709102701

SCHEDULE A

Directors and Officers of Cygnus Capital, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Christopher Swann* President and CEO

Natasha Swann Secretary and Treasurer	Secretary and Treasurer of Cygnus Capital, Inc.	3060 Peachtree Road NW, Suite 1080, Atlanta, Georgia 30305.	USA

_____________________________

* Mr. Swann is a Reporting Person and, as such, the information with respect to Mr. Swann called for by the Schedule 13D is set forth therein.

CUSIP No. 709102503, 709102602, 709102701

SCHEDULE B

Transactions in the Securities During the Past 60 Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase

Cygnus Opportunity Fund, LLC

Sale of Series B Preferred Stock	(1,900)	7.2226	12/30/2021
Sale of Series C Preferred Stock	(401)	7.2925	12/30/2021
Sale of Series D Preferred Stock	(2,725)	7.1313	12/30/2021
Purchase of Series B Preferred Stock	1,900	7.9622	01/03/2022
Purchase of Series C Preferred Stock	401	7.7925	01/03/2022
Purchase of Series D Preferred Stock	2,725	7.6015	01/03/2022
Purchase of Series C Preferred Stock	3,300	7.4252	01/21/2022
Purchase of Series D Preferred Stock	1,800	6.5578	01/21/2022
Purchase of Series C Preferred Stock	9,857	7.4803	01/21/2022
Purchase of Series D Preferred Stock	13,200	6.7805	01/21/2022
Purchase of Series D Preferred Stock	100	4.8700	01/26/2022
Purchase of Series D Preferred Stock	100	5.3200	01/27/2022
Purchase of Series B Preferred Stock	100	5.1900	01/28/2022
Purchase of Series B Preferred Stock	500	4.9650	02/07/2022
Purchase of Series C Preferred Stock	700	4.9888	02/07/2022
Purchase of Series C Preferred Stock	900	4.9900	02/07/2022
Purchase of Series C Preferred Stock	368	4.9817	02/07/2022

Cygnus Property Fund IV, LLC

Purchase of Series C Preferred Stock	14,000	8.5999	12/17/2021
Purchase of Series C Preferred Stock	500	8.5960	12/17/2021
Purchase of Series D Preferred Stock	2,900	7.4490	12/17/2021
Purchase of Series D Preferred Stock	2	7.5100	12/17/2021
Purchase of Series D Preferred Stock	998	7.4200	12/20/2021
Purchase of Series B Preferred Stock	5,000	7.2496	12/22/2021

Cygnus Property Fund V, LLC

Sale of Series B Preferred Stock	(5,000)	7.2004	12/22/2021
Sale of Series D Preferred Stock	(25,000)	7.7000	01/13/2022
Sale of Series D Preferred Stock	(25,000)	7.8500	01/13/2022
Sale of Series D Preferred Stock	(1,501)	7.7600	01/13/2022
Sale of Series B Preferred Stock	(500)	8.6440	01/13/2022
Sale of Series C Preferred Stock	(300)	7.2000	01/21/2022
Sale of Series C Preferred Stock	(600)	7.1967	01/21/2022
Sale of Series C Preferred Stock	(3,200)	7.3723	01/21/2022
Sale of Series C Preferred Stock	(1,000)	7.4075	01/21/2022
Sale of Series C Preferred Stock	(1,000)	7.3940	01/21/2022
Sale of Series C Preferred Stock	(1,000)	7.2090	01/21/2022
Sale of Series D Preferred Stock	(1,000)	6.6420	01/21/2022

CUSIP No. 709102503, 709102602, 709102701

Sale of Series D Preferred Stock	(1,000)	6.6400	01/21/2022
Sale of Series D Preferred Stock	(1,000)	6.5270	01/21/2022
Sale of Series C Preferred Stock	(1,000)	7.3825	01/21/2022
Sale of Series C Preferred Stock	(1,000)	7.3710	01/21/2022
Sale of Series C Preferred Stock	(1,000)	7.3825	01/21/2022
Sale of Series C Preferred Stock	(2,100)	7.3543	01/21/2022
Sale of Series D Preferred Stock	(5,000)	6.6623	01/21/2022
Sale of Series C Preferred Stock	(2,200)	7.3409	01/21/2022
Sale of Series C Preferred Stock	(3,100)	7.2142	01/21/2022
Sale of Series C Preferred Stock	(2,100)	7.2938	01/21/2022
Sale of Series C Preferred Stock	(800)	7.2663	01/21/2022
Sale of Series D Preferred Stock	(100)	6.5400	01/21/2022
Sale of Series C Preferred Stock	(3,900)	7.5044	01/21/2022
Sale of Series B Preferred Stock	(15,000)	7.3400	01/21/2022
Sale of Series B Preferred Stock	(10,000)	7.3400	01/21/2022
Sale of Series B Preferred Stock	(9,445)	7.3400	01/21/2022
Purchase of Series D Preferred Stock	306	4.1100	02/07/2022
Purchase of Series D Preferred Stock	233	4.1113	02/07/2022
Purchase of Series D Preferred Stock	768	4.3000	02/07/2022
Purchase of Series D Preferred Stock	2,000	4.4475	02/07/2022

Cygnus Property Fund VI, LLC

Purchase of Series B Preferred Stock	14,000	8.6207	01/13/2022
Purchase of Series D Preferred Stock	21,000	7.8100	01/13/2022
Purchase of Series D Preferred Stock	6,781	7.7500	01/13/2022
Purchase of Series D Preferred Stock	4,830	7.7600	01/13/2022
Purchase of Series D Preferred Stock	5,170	7.8100	01/13/2022
Purchase of Series D Preferred Stock	13,008	7.8135	01/13/2022
Purchase of Series D Preferred Stock	10,000	7.8040	01/13/2022
Purchase of Series D Preferred Stock	10,992	7.6000	01/14/2022
Purchase of Series B Preferred Stock	5,000	7.7184	01/21/2022
Purchase of Series B Preferred Stock	22,485	7.3407	01/21/2022

Christopher Swann

Sale of Series C Preferred Stock (1)	(14,000)	8.6000	12/17/2021
Sale of Series D Preferred Stock	(12,000)	7.4500	12/17/2021
Purchase of Series D Preferred Stock	128	7.2800	01/13/2022
Purchase of Series D Preferred Stock	75	7.2500	01/13/2022
Purchase of Series D Preferred Stock	47	7.2900	01/13/2022
Purchase of Series B Preferred Stock	1	7.8400	01/13/2022
Purchase of Series B Preferred Stock	1	7.8400	01/13/2022
Purchase of Series B Preferred Stock	45	7.6900	01/13/2022
Purchase of Series B Preferred Stock	401	7.8400	01/13/2022
Purchase of Series D Preferred Stock	2,955	7.7000	01/13/2022
Purchase of Series D Preferred Stock	3,000	7.8500	01/13/2022
Purchase of Series D Preferred Stock	3,599	7.8500	01/13/2022
Purchase of Series D Preferred Stock	4,000	7.8000	01/13/2022
Purchase of Series D Preferred Stock	3,999	7.8500	01/13/2022
Purchase of Series D Preferred Stock	4,000	7.8500	01/13/2022

CUSIP No. 709102503, 709102602, 709102701

Purchase of Series D Preferred Stock	4,000	7.8500	01/13/2022
Purchase of Series D Preferred Stock	10,000	7.7000	01/13/2022
Purchase of Series D Preferred Stock	9,999	7.8500	01/13/2022
Sale of Series D Preferred Stock (1)	(13,000)	8.6200	01/13/2022
Sale of Series D Preferred Stock (2)	(9,990)	7.8000	01/13/2022
Sale of Series D Preferred Stock (2)	(10)	7.8100	01/13/2022
Sale of Series D Preferred Stock	(13,717)	7.8200	01/13/2022
Sale of Series B Preferred Stock	(6,000)	7.7500	01/13/2022
Sale of Series D Preferred Stock	(5,600)	7.8000	01/13/2022
Sale of Series D Preferred Stock	(4,400)	7.8100	01/13/2022
Sale of Series D Preferred Stock	(4,000)	7.7600	01/13/2022
Sale of Series D Preferred Stock	(3,683)	7.8300	01/13/2022
Sale of Series D Preferred Stock	(3,096)	7.8300	01/13/2022
Sale of Series D Preferred Stock	(1,904)	7.8100	01/13/2022
Sale of Series D Preferred Stock	(1,000)	7.8500	01/13/2022
Sale of Series D Preferred Stock	(1,000)	7.7700	01/13/2022
Sale of Series D Preferred Stock	(981)	7.7500	01/13/2022
Sale of Series D Preferred Stock	(500)	7.8500	01/13/2022
Sale of Series D Preferred Stock	(100)	7.8400	01/13/2022
Sale of Series D Preferred Stock	(19)	7.8000	01/13/2022
Purchase of Series B Preferred Stock	10,000	7.3400	01/21/2022
Purchase of Series B Preferred Stock	10,000	7.3400	01/21/2022
Purchase of Series B Preferred Stock	15,000	7.3400	01/21/2022
Sale of Series B Preferred Stock	(35,000)	7.3400	01/21/2022
Sale of Series C Preferred Stock (2)	(3)	5.0500	02/07/2022
Sale of Series C Preferred Stock (2)	(10)	5.0000	02/07/2022
Sale of Series C Preferred Stock (2)	(100)	5.0400	02/07/2022
Sale of Series C Preferred Stock (2)	(100)	5.1300	02/07/2022
Sale of Series C Preferred Stock (2)	(100)	5.1400	02/07/2022
Sale of Series C Preferred Stock (2)	(201)	5.1200	02/07/2022
Sale of Series C Preferred Stock (2)	(600)	5.0300	02/07/2022
Sale of Series C Preferred Stock (2)	(8,886)	4.9900	02/07/2022

_____________________________

(1) Represents a transaction executed in an account held by Mr. Swann’s spouse.

(2) Represents a transaction executed in an account held by Mr. Swann’s immediate family member.